                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   Weirton Steel Corporation
                         (Name of Issuer)

                  Common Stock, $.01 par value
                  (Title of Class of Securities)

                            948774104
                         (CUSIP Number)


                      David P. Levin, Esq.
        Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                        919 Third Avenue
                 New York, New York  10022
                         (212) 715-9100
              (Name, Address and Telephone Number of
               Person Authorized to Receive Notices
                          and Communications)

                        March 28, 1995
               (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this statement:

/x/


                        Page 1 of 19 pages

                Exhibit Index appears on page 14


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
                         SCHEDULE 13D
CUSIP No. 948774104                            Page 2 of 19 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN & CO., L.P.

                                                      13-3321472


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                  (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,600,000 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,600,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,600,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                    /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
        PN

                         SCHEDULE 13D
CUSIP No. 948774104                            Page 3 of 19 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN FOCUS FUND L.P.
        13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                  (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           198,700 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             198,700 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     198,700 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                    /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .5% (See Item 5)

14)  TYPE OF REPORTING PERSON
        PN

                          SCHEDULE 13D
CUSIP No. 948774104                            Page 4 of 19 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN INTERNATIONAL LIMITED


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                    (b) SEE ITEM
5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        BRITISH VIRGIN ISLANDS

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           689,600 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             689,600 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     689,600 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                 /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
        CO

                  SCHEDULE 13D
CUSIP No. 948774104                            Page 5 of 19 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN PARTNERS, L.P.
                                                      13-3544838


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                  (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,798,700 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,798,700 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,798,700 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                 /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
        PN

                        SCHEDULE 13D
CUSIP No. 948774104                            Page 6 of 19 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN PARTNERS INC.                       13-3537972


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                 (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           2,488,300 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             2,488,300 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,488,300 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
        CO

                         SCHEDULE 13D
CUSIP No. 948774104                            Page 7 of 19 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MARK DICKSTEIN


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                   (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           2,488,300 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             2,488,300 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,488,300 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                   /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
        IN

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                                Schedule 13D
Item 1. Security and Issuer.

        This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Weirton Steel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 400 Three Springs Drive, Weirton, West Virginia 26062.

Item 2. Identity and Background.

        (a) - (c) This Statement is being filed by Dickstein &
Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P.
("Dickstein Focus"), Dickstein International Limited
("Dickstein International"), Dickstein Partners, L.P. ("Dickstein
Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark
Dickstein.  Dickstein & Co., Dickstein Focus, Dickstein
International, Dickstein Partners, Dickstein Inc. and Mark
Dickstein are collectively referred to as the "Reporting
Persons."

       Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to,
(i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and (iii) the purchase of securities in entities which appear to be undervalued.

       Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

       Dickstein International is a limited-liability, open-end investment fund incorporated as an international business company in the Territory of the British Virgin Islands. Dickstein
International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

       Dickstein Partners is a Delaware limited partnership and the general partner of Dickstein & Co. and Dickstein Focus and makes all investment and trading decisions for Dickstein & Co.
and Dickstein Focus.

       Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein
Inc. makes all investment and trading decisions for Dickstein
International. Mark Dickstein is the president and sole director of Dickstein Inc.

                             8
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       The business address and the address of the principal
executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

       The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

       (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

       (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. The total cost of the shares owned by Dickstein & Co., Dickstein Focus and Dickstein International was $13,174,535, $1,632,126 and $5,709,299, respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them.

                           9

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         The Reporting Persons may take any other action with
respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially own an aggregate of 2,488,300 shares of Common Stock, representing approximately 5.9% of the Common Stock outstanding. Dickstein & Co. owns 1,600,000 of such shares, representing approximately 3.8% of the Common Stock outstanding, Dickstein Focus owns 198,700 of such shares, representing approximately .5% of the Common Stock outstanding and Dickstein International beneficially owns 689,600 of such shares, representing approximately 1.6% of the Common Stock outstanding.(1)

          Mark Kaufman, a vice president of Dickstein Inc., is the beneficial owner of 5,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. Mr. Kaufman has sole power to vote and dispose of such shares.

          Arthur Wrubel, a vice president of Dickstein Inc., is the beneficial owner of 1,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. Mr. Wrubel has sole power to vote and dispose of such shares.

          (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International and Dickstein Focus, (ii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially

                            10

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
owned by Dickstein & Co. and Dickstein International, (iii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co.
and Dickstein Focus (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International, except to the extent of their actual economic interests.

(1)   Percentages are based upon 41,986,440 shares of Common
      Stock reported outstanding as of March 15, 1995 in the Company's Annual Report on Form 10-K for the year ended
      December 31, 1994.




          (c) Except for the purchases set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such purchases were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

                            11

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                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  April 7, 1995

                        DICKSTEIN & CO., L.P.

                        By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc.,
                              the general partner of Dickstein
                              Partners, L.P., the general
                              partner of Dickstein Focus
                              Fund L.P.

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President of
                              Dickstein Partners Inc., the agent
                              of Dickstein International Limited


                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                              Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                            12

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
                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         /s/ Mark Dickstein
                         Mark Dickstein

                                13

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                          EXHIBIT INDEX




EXHIBIT                   DESCRIPTION                       PAGE

1               Agreement of joint filing pursuant to        17
                Rule 13d(1)-f promulgated under the
                Securities Exchange Act of 1934, as
                amended

                            14

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                           SCHEDULE I

                 EXECUTIVE OFFICERS AND DIRECTORS

          The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. and Calibre are set forth below. The principal business address of each of the sole director and the officers of Dickstein Inc. named below is c/o Dickstein Partners, Inc., 9 West 57th St., New York, New York 10019.

                            Dickstein Partners Inc.

Name and            Present Principal
Positions Held      Occupation or Employment

Mark Dickstein      President and Sole Director of Dickstein Inc.
President and
Sole Director

Todd Black          Vice President of Dickstein Inc.
Vice President

David Brail         Vice President of Dickstein Inc.
Vice President

Mark Brodsky        Vice President of Dickstein Inc.
Vice President

Alan S. Cooper      Vice President and General Counsel of
Vice President and  Dickstein Inc.
General Counsel

Steven Cornick      Vice President of Dickstein Inc.
Vice President

Edward Farr         Vice President of Dickstein Inc.
Vice President

Samuel Katz         Vice President of Dickstein Inc.
Vice President

Mark Kaufman        Vice President of Dickstein Inc.
Vice President

Arthur Wrubel       Vice President of Dickstein Inc.
Vice President

                            15

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                                           SCHEDULE II

                     TRANSACTIONS IN COMMON
              STOCK OF WEIRTON STEEL CORPORATION
                  DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.

           Number of
           Shares       Price per                      Total
Date      Purchased      Share      Commission         Cost

2/6/95      3,000     $ 7.7500      $205.00      $    23,455.00
2/7/95     17,000       7.7350     1,045.00          132,540.00
2/8/95     17,000       7.7500     1,045.00          132,795.00
2/8/95      3,300       7.7500       223.00           25,798.00
2/9/95     31,700       7.9130     1,927.00          252,769.10
2/15/95    47,000       7.6250     2,845.00          361,220.00
2/22/95    63,300       7.6880     3,823.00          490,473.40
2/23/95    25,300       7.7470     1,543.00          197,542.10
3/28/95   192,400       7.0000     9,645.00        1,356,445.00
3/29/95    35,000       7.0000     2,125.00          247,125.00
3/31/95    15,000       7.7500       925.00          117,175.00
4/6/95     50,000       7.4390     3,025.00          374,975.00

Shares Purchased by Dickstein International, Ltd.

           Number of
           Shares       Price per                      Total
Date      Purchased      share      Commission         Cost

2/6/95      2,800     $ 7.7500      $193.00      $    21,893.00
2/7/95      8,000       7.7350       505.00           62,385.00
2/8/95      7,000       7.7500       445.00           54,695.00
2/8/95      1,500       7.7500       115.00           11,740.00
2/9/95     14,500       7.9130       895.00          115,633.50
2/15/95    22,000       7.6250     1,345.00          169,095.00
2/22/95    29,100       7.6880     1,771.00          225,491.80
2/23/95    11,600       7.7470       721.00           90,586.20
3/28/95    87,100       7.0000     4,380.00          614,080.00

                            16

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
Shares Purchased by Dickstein Focus Fund L.P

           Number of
           Shares       Price per                      Total
Date      Purchased      Share      Commission         Cost

2/7/95      3,500       7.7350       235.00           27,307.50
2/8/95      1,000       7.7500        85.00            7,835.00
2/8/95        500       7.7500        55.00            3,930.00
2/9/95      3,800       7.9130       253.00           30,322.40
2/15/95     6,000       7.6250       385.00           46,135.00
2/22/95     7,600       7.6880       481.00           58,909.80
2/23/95     3,100       7.7470       211.00           24,226.70
3/28/95    22,500       7.0000     1,150.00          158,650.00
3/29/95     7,500       7.0000       475.00           52,975.00
3/31/95     6,200       7.7500       397.00           48,447.00
4/6/95      5,000       7.4390       325.00           37,520.00


Shares Purchased by Mark Kaufman

           Number of
           Shares       Price per                      Total
Date      Purchased      Share      Commission         Cost

3/3/95      1000        7.000        173.12            7,173.12




                            17


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